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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0101 Expires: December 31 2009 Estimated average burden hours per response......2.00

SEC USE ONLY
DOCUMENT SEQUENCE NO.
FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print) Sunovia Energy Technologies, Inc.	(b) IRS IDENT. NO. 98-0550703		(c) S.E.C. FILE NO. 000-53590		(e) TELEPHONE NO.
1 (d) ADDRESS OF ISSUER	STREET 6408 Parkland Dr. Ste 104	CITY Sarasota	STATE FL	ZIP CODE 34243	AREA CODE 941	NUMBER 351-6800

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Matthew A. Veal	(b) RELATIONSHIP TO ISSUER CFO, Secretary	(c) ADDRESS STREET 7937 Broodwoer Pines Blvd	CITY Sarasota	STATE FL	ZIP CODE 34243

INSTRUCTION: The person filing this notice should contact the issuer to obtain the IR.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See intr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See mar. 3(g))
		Broker-Dealer File Number
Common Stock	Spartan Securities 100 2nd Avenue South, 300N St. Petersburg, Florida 33701		300,000	$21,000	537,213,451	July 28, 2009	OTCBB

INSTRUCTIONS:	3.(a) Title of the class of securities to be sold
1. (a) Name of issuer	(b) Name and address of each broker through whom the securities are intended to he sold
(b) Issuer's I.R S, Identification Number	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuer's S.E.C. file number, if any	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
(d) Issuer's address. including zip code (e) Issuer's telephone number, including area code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

2. (a) Name of person for whose account the securities are to be sold
(b) Such person's relationship to the issuer (e.g„ officer, director, 10% stockholder, or member of immediate family of any of tlte foregoing)
(c) Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (02-08)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If-gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installm nts describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Data of Sale	Amount of Securities Sold	Gross Proceeds
NONE

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account ofthe person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to he sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-I under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

7/23/09	/s/ Matthew A. Veal
DATE OF NOTICE	(signature)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall he signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed_ Any copies riot manually signed shall hear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)